Exhibit 13(a)(4)

Proxy Voting Policy Summary

As a matter of policy, we do not provide copies of our in-house proxy voting policy to external parties; however, we provide a summary below.

Clients decide whether to delegate authority to vote proxies for securities held in their account to Matthews, and we currently have this authority for all of our clients.

For clients who delegate authority to us to vote proxies on their behalf, we have written Proxy Voting Policies and Procedures (“Proxy Policies”) to retained the proxy advisory services of Institutional Shareholder Services Inc. (“ISS”) and adopted ISS Proxy Voting Guidelines to assist us in exercising shareholder voting rights and evaluating shareholder proposals in light of the best interests of our clients. We also retain the services of independent proxy consultants, whose proxy voting guidelines and proxy advisory recommendations we consider, to augment research in certain markets. We have also retained ISS as our proxy voting agent to, effect proxy votes and maintain appropriate records. We may also receive research related to proxy voting from other services; however, clients may not direct us to use specific proxy voting services.

In addition to providing research and other proxy voting services, ISS offers issuers advisory and analytical services, self-assessment tools and publications. ISS has represented that those employees are not involved in ISS’s analysis of filed proxy proposals or preparation of vote recommendations. Nonetheless, ISS has adopted policies and procedures to guard against and to resolve any conflicts of interest that may arise in connection with its provision of research analyses, vote recommendations and voting services to us.

For significant corporate matters, including establishing pension or profit sharing plans, proposed mergers and acquisitions, and sales of assets, ISS Proxy Voting Guidelines establish guidelines for evaluating the facts and circumstances of the particular proposal. In these circumstances, we evaluate the proposal in light of the best interests of our clients and vote accordingly.

For other, more routine matters, ISS Proxy Voting Guidelines may establish certain standards that, if satisfied, will result in a vote for or against a proposal. Routine matters include, among other matters:

•	Election of directors;

•	Approval of auditors;

•	Approval of dividends and distributions;

•	Confidential voting; and

•	Limitation on charitable contributions or fees paid to professional advisors.

Even in these circumstances, we reserve the right to evaluate each proposal in light of the best interests of our clients and to vote other than as indicated by the ISS Proxy Voting Guidelines, (“Override”). For example, while we generally vote in favor of management’s nominees for a board of directors, we may vote against management nominees (individually or as a slate) if we believe that the board was entrenched or otherwise not acting in the best interests of shareholders. In evaluating proxy materials, we also take into account the objectives of individual clients. As a result, we may vote in favor of a proposal for certain clients, while at the same time voting against the same proposal for other clients, (“Split Votes”). We also reserve the right to revise, alter or supplement our Proxy Policies from time to time, which may result in different votes on similar issues.

In some cases, refraining from voting on a matter submitted to shareholders is, in our view, in the best interests of our clients. For example, the cost of voting the proxy may exceed the expected benefit to the client. Similarly, voting on shareholder matters in foreign countries, particularly in emerging markets, may be subject to restrictions (including registration procedures that result in a holding becoming illiquid for a period of time) and limitations that impede or make the exercise of shareholder rights impractical. These limitations may include:

•	Untimely or inadequate notice of shareholder meetings;

•	Restrictions on the ability of holders outside the issuer’s jurisdiction of organization to exercise votes;

•	In-person voting requirements;

•	Restrictions on the sale of securities for periods surrounding the shareholder meeting (“share blocking”);

•	The need to grant local agents powers of attorney to facilitate voting instructions;

•	Proxy materials or ballots not being readily available; and

•	Proxy materials or ballots not being available in English.

In addition, for clients participating in securities lending programs, security recall provisions may interfere with, or prohibit, our ability to vote on shareholder matters. In these and similar circumstances, we may not, or may be unable to, act on specific proxy matters.

We will vote on proxy matters in accordance with your specific request even if that vote would be inconsistent with our Proxy Policies and ISS Proxy Voting Guidelines or our vote for other clients. You must make your request in writing and submit it in a timely manner. For all proxy matters, contact the Proxy Voting Group at the address listed below.

In some cases, we have (or may be perceived to have) a conflict or potential conflict of interest in voting on particular matters. For example, Matthews, a member of senior management, a portfolio manager or a research analyst may do business with a particular proxy issuer or closely affiliated entity. This relationship would appear to create a material conflict with the interests of clients in how to vote proxies of that issuer. A material conflict of interest might also exist in unusual circumstances when we have actual knowledge of a material business arrangement between a particular proxy issuer and an affiliate.

Our Proxy Policies attempt to manage conflicts of interest and potential conflicts of interest by using an independent consultant to monitor and apply our Proxy Policies. Also, we monitor for conflicts and potential conflicts of interest circumstances. When we identify a material conflict of interest, we will take one of the following steps and vote client securities:

•	In accordance with a pre-determined policy;

•	Based upon the recommendations of an independent third party;

•	Advise affected clients of the circumstances, seek their direction, and vote accordingly; or

•	Take other action as may be appropriate in the particular circumstances.

Where one of our employees has a personal conflict in relation to an issuer, that employee will not make any recommendation with respect to voting on that issuer, or be involved in the recommendation process.